Exhibit 12.1

Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Nine Months Ended September 30,		Year Ended December 31,
	2016		2015		2014		2013		2012		2011
Excluding interest on deposits	12.3	x	16.3	x	13.0	x	15.4	x	12.1	x	7.1	x
Including interest on deposits	3.1	x	3.2	x	4.2	x	4.5	x	4.1	x	2.7	x